Frascona Joiner Goodman & Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

ph: 303 494 3000

fx: 303 494 6309

May 4, 2009

Sasha Singh Parikh

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

China Bio-Immunity Corporation.

Item 4.01 Form 8K

Filed April 27, 2009

File No. 000-51760

Dear Ms. Parikh:

On behalf of China Bio-Immunity Corporation, a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated April 30, 2009.

1.

Please revise the second paragraph of your filing to specify the “subsequent interim period” as the “interim period through April 21, 2009”.  Your current disclosure does not specify a period.

In response to comment 1, we have revised the disclosure in the second paragraph of our Form 8-K/A filed with the Securities and Exchange Commission (“SEC”) to specify that the interim period was “the subsequent interim period through April 21, 2009.”

2.

State whether the board of directors approved the decision to change accountants.

In response to comment 2, we have revised the disclosure in the first paragraph of our Form 8-K/A filed with the SEC to include the following information:

“The Board of Directors of the Registrant neither approved, disapproved, or ratified Weinberg’s decision to resign.”

3.

Please revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination.  Please specify the “subsequent interim period” as the “interim period through April 21, 2009”.

In response to comment 3, we have revised the disclosure in the second paragraph of our Form 8-K/A filed with the SEC to include the following information:

“Additionally, during the same periods, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.”

4.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

In response to comment 4, we have obtained and filed an updated Exhibit 16 letter from the former accountant as an exhibit to our Form 8-K/A filed with the SEC.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.